EMI

RECEIVED

2007 JUL -3 P 3:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

[redacted]

26th June, 2007.

07024891

<u>Attn: Filing Desk - Stop 1-4</u>

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

<u>EMI Group plc - Ref. No: 82-373</u>

Further to our filing of 15th June 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 18th June 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 13th June 2007, held 76,728,001 shares, being 9.47% of the shares in issue;

(b) an announcement, dated 18th June 2007, confirming that an application has been made to The UK Listing Authority for 8,000,000 EMI Group plc Ordinary Shares of 14p each to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. The shares will be issued and allotted in connection with the EMI Group plc Executive Share Option Schemes and will rank pari passu with the existing shares in issue;

(c) an announcement, dated 18th June 1997, confirming that, in respect of the application announced in item (b) above, 5,500,000 of the EMI Group plc Ordinary Shares of 14p each would be block listed in respect of the Company's 1995 Executive Share Option Scheme, with the remaining 2,500,000 shares being block listed in relation to the Company's 2003 Executive Share Incentive Plan;

(d) an announcement, dated 19th June 2007, being the Company's Annual Information Update for the 12 months up to and including 15th June 2007;

(e) an announcement, dated 19th June 2007, confirming that, following the non-achievement of performance criteria, share options granted under the EMI Group Executive Share Incentive Plan (ESIP) and performance share awards made under the ESIP have lapsed in respect of Eric Nicoli and Roger Faxon, Executive Directors of the Company;

(f) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 19th June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 19th June 2007;

dlw 7/5

(g) an announcement, dated 19th June 2007, confirming that ABN AMRO Bank N.V London Branch has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 18th June 2007, held 52,693,333 shares, being 6.51% of the shares in issue;

(h) an announcement, dated 20th June 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 15th June 2007, held 65,661,361 shares, being 8.1% of the shares in issue;

(i) an announcement, dated 20th June 2007, confirming that Deutsche Bank AG and its subsidiaries have decreased their voting rights such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

(j) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 20th June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 20th June 2007;

(k) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 21st June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 21st June 2007; and,

(l) an announcement, dated 26th June 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their voting rights such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 22nd June 2007, held 25,787,537 shares, being 3.18% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:24 18-Jun-07
Number	PRNUK-1806

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13-06-2007
6. Date on which issuer notified:	15-06-2007
7. Threshold(s) that is/are crossed or reached:	9%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti rights	
			Direct	Direct	Indirect	Direct	Indi
ORD-GB0000444736	56,121,459	56,121,459	55,743,047	55,743,047	n/a	6.88	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.68
Option	21-09-2007	-	4,250,000	0.52
Option	15-06-2007	-	3,000,000	0.37
Option	21-09-2007	-	1,000,000	0.12
Option	15-06-2007	-	10,000	0.0012
Option	21-09-2007	-	147,000	0.0181
Option	21-09-2007	-	4,000,000	0.49
Option	15-06-2007	-	1,700,000	0.21

Total (A+B)

76,728,001 9.47%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/108

Regulatory News Service

18th June, 2007.

EMI GROUP PLC
Additional Listing

Application has been made to the UK Listing Authority for the block listing of 8,000,000 ordinary shares of 14 pence each in the Company and for their admission to the Official List as well as to the London Stock Exchange for these shares to be admitted to trading.

These shares will be issued and allotted in connection with the EMI Group plc Executive Share Option Schemes. They will rank pari passu with the existing shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/109

Regulatory News Service

18th June, 2007.

EMI GROUP PLC
Additional Listing

Further to the Company's announcement at 12.43pm today regarding, inter alia, an application to the UK Listing Authority for the block listing of 8,000,000 Ordinary Shares of 14p each in the Company, 5,500,000 of these shares will be block listed in respect of the Company's 1995 Executive Share Option Scheme and the remaining 2,500,000 shares will be block listed in relation to the Company's 2003 Executive Share Incentive Plan.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Annual Information Update
Released	10:20 19-Jun-07
Number	PRNUK-1906

EMI Group plc: Annual Information Update

Annual Information Update for the 12 months up to and including 15th June 2007.

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future. This Annual Information Update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months, in compliance with the laws and rules dealing with the regulations of securities, issues of securities and securities markets:

1. RNS ANNOUNCEMENTS

DATE	HEADLINE
14.6.06	Annual information update
28.6.06	Update re takeover speculation
29.6.06	Rule 2.10 announcement - relevant securities in issue
3.7.06	Holding in Company
3.7.06	Document re Rule 2.6 Letter
10.7.06	Holding in Company
12.7.06	Holding in Company
13.7.06	Statement re European Court of First Instance decision on the Sony BMG joint venture

13.7.06	Chairman's statement - 2006 AGM
14.7.06	Resolutions passed at the 2006 AGM
17.7.06	Rule 2.10 announcement - relevant securities in issue
24.7.06	Holdings in Company
25.7.06	Holding in Company
27.7.06	Update re proposal to acquire Warner Music Group Corp.
27.7.06	Holding in Company
27.7.06	Holding in Company
28.7.06	Holding in Company
28.7.06	Director/PDMR shareholding
31.7.06	Holding in Company
1.8.06	Holding in Company
2.8.06	Holding in Company
2.8.06	Director/PDMR shareholding
8.8.06	Holding in Company
23.8.06	Director/PDMR shareholding
30.8.06	Holding in Company
6.9.06	Holding in Company
15.9.06	Holding in Company
25.9.06	Holding in Company
25.9.06	Additional listing
26.9.06	Additional listing
27.9.06	Holding in Company
28.9.06	Additional listing
28.9.06	Leaseback arrangement with Ardent Ventures for Capitol Towers
2.10.06	Director/PDMR shareholding
3.10.06	Trading statement release date
6.10.06	Holding in Company
6.10.06	Director/PDMR shareholding
9.10.06	Holding in Company
16.10.06	Trading statement for the six months to 30 September 2006
25.10.06	Statement re accounting issue

27.10.06	Holding in Company
30.10.06	Holding in Company
30.10.06	Holding in Company
1.11.06	Holding in Company
1.11.06	First half results and interim dividend release date
15.11.06	Interim results
15.11.06	Holding in Company
17.11.06	Holding in Company
22.11.06	Holding in Company
24.11.06	Holding in Company
24.11.06	Interim report
24.11.06	Holding in Company
27.11.06	Holding in Company
28.11.06	Statement re preliminary approach
28.11.06	Rule 2.10 announcement - relevant securities in issue
29.11.06	Document re Rule 2.6 letter
30.11.06	Holding in Company
4.12.06	Holdings in Company
6.12.06	Holding in Company
7.12.06	Holding in Company
11.12.06	Holding in Company
12.12.06	Holding in Company
13.12.06	Holdings in Company
13.12.06	Acquisition of Toshiba Corporation's minority shareholding in Toshiba-EMI Ltd.
14.12.06	Statement re preliminary approach
19.12.06	Holdings in Company
19.12.06	Director/PDMR shareholding
20.12.06	Holding in Company
21.12.06	Holding in Company
22.12.06	Voting rights and capital
2.1.07	Holding in Company

3.1.07	Voting rights and capital
5.1.07	Holding in Company
9.1.07	Voting rights and capital
9.1.07	Holding in Company
11.1.07	Holdings in Company
12.1.07	Statement re restructuring/Board and senior management changes/ current trading/revised outlook
12.1.07	Holding in Company
12.1.07	Holding in Company
15.1.07	Holding in Company
16.1.07	Voting rights and capital
16.1.07	Holdings in Company
17.1.07	Holdings in Company
17.1.07	Holdings in Company
18.1.07	Holdings in Company
18.1.07	Holding in Company
19.1.07	Holdings in Company
22.1.07	Holding in Company
25.1.07	Holding in Company
26.1.07	Holding in Company
31.1.07	Voting rights and capital
5.2.07	Holding in Company
9.2.07	Appointment of Sly Bailey as Senior Independent Director
12.2.07	Holding in Company
14.2.07	Statement revising performance expectations
15.2.07	Holding in Company
16.2.07	Holding in Company
16.2.07	Holding in Company
16.2.07	Holding in Company
19.2.07	Holding in Company
19.2.07	Holding in Company
20.2.07	Statement re preliminary approach
20.2.07	Rule 2.10 announcement - relevant securities in issue

20.2.07	Holding in Company
26.2.07	Holding in Company
27.2.07	Holding in Company
28.2.07	Rule 2.10 announcement - relevant securities in issue
28.2.07	Voting rights and capital
2.3.07	Holding in Company
2.3.07	Statement re non-binding proposal
6.3.07	Appointment of Roger Faxon as Chairman and CEO of EMI Music Publishing
8.3.07	Holding in Company
9.3.07	Holding in Company
9.3.07	Holding in Company
13.3.07	Holding in Company
13.3.07	Rule 2.10 announcement - relevant securities in issue
16.3.07	Holding in Company
19.3.07	Holding in Company
21.3.07	Holding in Company
21.3.07	Holding in Company
26.3.07	Holding in Company
27.3.07	Rule 2.10 announcement - relevant securities in issue
28.3.07	Additional Listing
29.3.07	Holding in Company
29.3.07	Holding in Company
30.3.07	Voting rights and capital
2.4.07	Statement re EMI Music launch of DRM-free downloads
2.4.07	Holding in Company
2.4.07	Director/PDMR Shareholding
2.4.07	Rule 2.10 announcement - relevant securities in issue
3.4.07	Rule 2.10 announcement - relevant securities in issue
4.4.07	Holding in Company
4.4.07	Director/PDMR Shareholding
5.4.07	Holding in Company

16.4.06	Holding in Company
18.4.06	Trading update for financial year ended 31.3.07
20.4.07	Holding in Company
23.4.07	Holding in Company
23.4.07	Holding in Company
24.4.07	Holding in Company
24.4.07	Rule 2.10 announcement - relevant securities in issue
30.4.07	Holding in Company
30.4.07	Rule 2.10 announcement - relevant securities in issue
30.4.07	Voting rights and capital
4.5.07	Statement re preliminary approaches
9.5.07	Holding in Company
14.5.07	Holding in Company
15.5.07	Holding in Company
21.5.07	Preliminary results for the year ended 31.3.07
22.5.07	Holding in Company
22.5.07	Rule 2.10 announcement - relevant securities in issue
23.5.07	Holding in Company
23.5.07	Document re Rule 2.6 Letter
24.5.07	Rule 2.10 announcement - relevant securities in issue
25.5.07	Holding in Company
25.5.07	Holding in Company
25.5.07	Holding in Company
29.5.07	Holding in Company
30.5.07	Holding in Company
30.5.07	Rule 2.10 announcement - relevant securities in issue
31.5.07	Voting rights and capital
1.6.07	Rule 2.10 announcement - relevant securities in issue
4.6.07	Holding in Company
5.6.07	Rule 2.10 announcement - relevant securities in issue
6.6.07	Holding in Company
6.6.07	Director shareholding

6.6.07	Rule 2.10 announcement - relevant securities in issue
7.6.07	Holding in Company
7.6.07	Holding in Company
8.6.07	Rule 2.10 announcement - relevant securities in issue
11.6.07	Holding in Company
12.6.07	Holding in Company
13.6.07	Rule 2.10 announcement - relevant securities in issue
13.6.07	Holding in Company
13.6.07	Holding in Company
15.6.07	Annual Report and Accounts

2. DOCUMENTS FILED AT COMPANIES HOUSE

DATE	TYPE	BRIEF DESCRIPTION
13.6.06	88 (2)	Return of allotment of shares
19.6.06	88 (2)	Return of allotment of shares
19.6.06		Letter filing a copy of the Company's 2006 Annual Report
14.7.06		Letter filing a copy of the special resolutions passed at the Company's 2006 AGM
18.7.06	288c	Director's particulars changed
31.7.06	88 (2)	Return of allotment of shares
1.8.06	88 (2)	Four returns of allotment of shares
10.8.06	88 (2)	Return of allotment of shares
14.8.06	363a	2006 Annual Return
14.8.06	88 (2)	Return of allotment of shares
18.8.06	88 (2)	Return of allotment of shares
5.9.06	88 (2)	Two returns of allotment of shares
5.9.06	88	Return of allotment of shares

(2)

6.9.06	88 (2)	Return of allotment of shares
12.9.06	88 (2)	Return of allotment of shares
14.9.06	288c	Director's particulars changed
18.9.06	288c	Director's particulars changed
19.9.06	88 (2)	Return of allotment of shares
26.9.06	88 (2)	Return of allotment of shares
26.9.06	88 (2)	Return of allotment of shares
2.10.06	88 (2)	Return of allotment of shares (scrip dividend)
3.10.06	88 (2)	Return of allotment of shares
10.10.06	88 (2)	Return of allotment of shares
11.10.06	88 (2)	Returns of allotment of shares - two
17.10.06	88 (2)	Return of allotment of shares
24.10.06	88 (2)	Return of allotment of shares
24.10.06	88 (2)	Return of allotment of shares
26.10.06	88 (2)	Return of allotment of shares
30.10.06	88 (2)	Return of allotment of shares
31.10.06	88 (2)	Return of allotment of shares
14.11.06	88 (2)	Return of allotment of shares
14.11.06	88 (2)	Return of allotment of shares
21.11.06	288b	Termination of appointment as director
21.11.06	88 (2)	Return of allotment of shares
21.11.06	88 (2)	Return of allotment of shares

24.11.06	88 (2)	Return of allotment of shares
29.11.06	88 (2)	Return of allotment of shares
30.11.06	-	Interim Report and Company's Balance Sheet
20.12.06	88 (2)	Return of allotment of shares
20.12.06	88 (2)	Return of allotment of shares
21.12.06	288c	Director's particulars changed
2.1.07	88 (2)	Return of allotment of shares
3.1.07	88 (2)	Return of allotment of shares
9.1.07	88 (2)	Return of allotment of shares
15.1.07	288c	Director's particulars changed
16.1.07	88 (2)	Return of allotment of shares
17.1.07	288b	Termination of appointment as director
29.1.07	88 (2)	Return of allotment of shares
30.1.07	88 (2)	Return of allotment of shares
1.2.07	88 (2)	Return of allotment of shares
6.2.07	88 (2)	Return of allotment of shares
13.2.07	88 (2)	Return of allotment of shares
13.2.07	88 (2)	Return of allotment of shares
15.2.07	288c	Director's particulars changed
1.3.07	88 (2)	Return of allotment of shares
14.3.07	88 (2)	Return of allotment of shares
27.3.07	88 (2)	Return of allotment of shares
28.3.07	288c	Director's particulars changed

2.4.07	88 (2)	Return of allotment of shares
3.4.07	88 (2)	Return of allotment of shares
19.4.07	288c	Director's particulars changed
24.4.07	88 (2)	Return of allotment of shares
25.4.07	88 (2)	Return of allotment of shares
2.5.07	88 (2)	Return of allotment of shares
22.5.07	88 (2)	Return of allotment of shares
22.5.07	288c	Director's particulars changed
23.5.07	88 (2)	Return of allotment of shares (x4)
1.6.07	88 (2)	Return of allotment of shares (x4)
5.6.07	88 (2)	Return of allotment of shares
5.6.07	88 (2)	Return of allotment of shares (x2)
8.6.07	88 (2)	Return of allotment of shares (x2)
11.6.07	88 (2)	Return of allotment of shares

3. DOCUMENTS PUBLISHED AND SENT TO SHAREHOLDERS

DATE	DOCUMENT
3.7.06	Rule 2.6 letter to shareholders about 'statement regarding possible offer by Warner Music Group'
24.11.06	Interim Report - 2006
29.11.06	Rule 2.6 letter to shareholders about 'Statement re preliminary approach'
20.2.07	Rule 2.6 letter to shareholders about 'Statement re preliminary approach'
23.5.07	Rule 2.6 letter to shareholders enclosing a copy of the announcement

released on 21 May 2006 re a recommended cash offer by a company formed by Terra Firma

Ref: 82-373

15.6.07 Annual Report - 2007

Information referred to above as having been filed with the Registrar of Companies can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk. That referred to as being published via the RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Regulatory announcements, the Company's 2006 and 2007 Annual Reports together with its 2006 Interim Report and further information may also be downloaded from the Company's website at www.emigroup.com. Copies of the documents listed above are also available for inspection at the Company's registered office: 27 Wrights Lane, London W8 5SW.

For further information, please contact:

Charles Ashcroft, Company Secretary 020-7795-7749

Christopher Christian, Deputy Secretary 020-7795-7317

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/111

Regulatory News Service 19th June, 2007.

EMI GROUP PLC
Directors' Shareholdings

As required by Disclosure and Transparency Rules 3.1.4, we advise that:

(a) Following the non-achievement of a performance criterion based on the Company's Earnings Per Share over a fixed three-year period ending on 31st March 2007, share options granted under the EMI Group Executive Share Incentive Plan ("the ESIP") on 18th June 2004, at an exercise price of 223.66p per share, have lapsed in respect of the following Executive Directors:

(i) E. L. Nicoli: an option over 626,307 shares; and,
(ii) R. C. Faxon: an option over 415,020 shares.

(b) Following the non-achievement of a performance criterion based on the Company's Total Shareholder Return compared to FTSE 250 companies (excluding investment trusts) over a fixed three-year period ending on 17th June 2007, performance share awards made under the ESIP on 18th June 2004, for no consideration per share, have lapsed in respect of the following Executive Directors:

(i) E. L. Nicoli: an award of 313,153 shares; and,
(ii) R. C. Faxon: an award of 207,510 shares.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/112

Regulatory News Service 19th June, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 19th June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 810,645,603 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:08 19-Jun-07
Number	PRNUK-1906

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18-06-2007
6. Date on which issuer notified:	19-06-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	57,190,720	57,190,720	52,693,333	52,693,333	n/a	6.51	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
52,693,333	6.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Kirit Devshi

15. Contact telephone number: 020-7678-1904

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:20 20-Jun-07
Number	PRNUK-2006

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15-06-2007
6. Date on which issuer notified:	19-06-2007
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction	
	Number	Number	Number

14. Contact name: William Dawson

Ref: 82-373

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:21 20-Jun-07
Number	PRNUK-2006

TR-1 NOTIFICATIONOF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation: Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 15-06-2007

6. Date on which issuer notified: 19-06-2007

7. Threshold(s) that is/are crossed or reached: 5%, 4% and 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	8,851,216	9,188,445	Below 3%	Below 3%	n/a	Below 3%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/116

Regulatory News Service

20th June, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 20th June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 810,844,734 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/117

Regulatory News Service 21st June, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 21st June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 810,990,654 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:18 26-Jun-07
Number	PRNUK-2606

TR-1 NOTIFICATIONOF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22-06-2007
6. Date on which issuer notified:	25-06-2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	Below 3%	Below 3%	7,837,537	7,837,537	0.97

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	09-2007	-	13,950,000	1.72
Call Option	09-2007 OTC	-	4,000,000	0.49

Total (A+B)

Number of voting rights	% of voting rights
25,787,537	3.18%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

Ref: 82-373

END

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END